Exhibit (d)(2)(B)(ii)

December 4, 2025

Mr. Mark J. Babiec

CBRE Investment Management

555 East Lancaster Avenue, Suite 120

Radnor, PA 19087

Dear Mr. Babiec:

On November 13, 2025, the Board of Trustees (the “Board”) of Voya Investors Trust approved the merger of VY® CBRE Global Real Estate Portfolio (the “Portfolio”) with and into VY® CBRE Real Estate Portfolio, a series of Voya Investors Trust (the “Merger”). This letter is to inform you that the Sub-Advisory Agreement, effective May 1, 2017, between Voya Investments, LLC (“VIL”) and CBRE Investment Management Listed Real Assets LLC (formerly, CBRE Clarion Securities LLC) (“CBRE”) (the “Agreement”), solely with respect to the Portfolio, will terminate in accordance with Section 17 of the Agreement, effective on or about the close of business on July 24, 2026 (subject to shareholder approval of the Merger).

Pursuant to Section 17 of the Agreement, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice to VIL and CBRE. Therefore, the Agreement will terminate in accordance with Section 17, effective at the close of business on July 24, 2026. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic_____

Todd Modic

Senior Vice President

Voya Investors Trust